Filed Pursuant to Rule 253(g)(2)

File No. 024-12573

OFFERING CIRCULAR SUPPLEMENT NO. 7

(to the offering circular dated April 10, 2025)

Medicus Pharma Ltd.

1,490,000 Common Shares Issuable upon the Exercise of Warrants

This offering circular supplement amends and supplements the offering circular dated qualified April 10, 2025, as supplemented or amended from time to time (the "Offering Circular"), which forms a part of our Offering Statement on Form 1-A (File No. 024-12573). This offering circular supplement is being filed to update and supplement the information included or incorporated by reference in the Offering Circular with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 23, 2025 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this offering circular supplement.

This offering circular supplement updates and supplements the information in the Offering Circular and is not complete without, and may not be delivered or utilized except in combination with, the Offering Circular, including any amendments or supplements thereto. This offering circular supplement should be read in conjunction with the Offering Circular and if there is any inconsistency between the information in the Offering Circular and this offering circular supplement, you should rely on the information in this offering circular supplement.

Our common shares and warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), are listed on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively. On June 20, 2025, the last reported sales prices of the common shares and Public Warrants were $2.49 and $0.80, respectively.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 10 of the Offering Circular, and under similar headings in any amendment or supplements to the Offering Circular.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this offering circular supplement or the Offering Circular or determined if the Offering Circular or this offering circular supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular supplement is June 23, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2025

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant's telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which
registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one	MDCXW	NASDAQ Capital Market
common share at an exercise price of
$4.64 per share

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 23, 2025, Medicus Pharma Ltd. (the "Company") announced the appointment of Andrew Smith, age 57, to serve as the Company's Chief Operating Officer ("COO"). Mr. Smith first joined the Company as a consultant on May 27, 2025 and will transition to his new role as COO on or about June 30, 2025.

Mr. Smith joins the Company with over three decades experience and is an accomplished C-suite professional with a successful track record as a leader in asset management and financial operations. Most recently, Mr. Smith served as a Consultant and Business Advisor to Connor Capital SB, LLC ("Connor Capital") from April 2024 to September 2024. Prior to joining Connor Capital, Mr. Smith served as the Chairman and Chief Executive Officer of SR Asset Management, LLC ("SRAM") from January 2017 until its sale in June 2024. Before joining SRAM, Mr. Smith held various leadership positions at Aberdeen Asset Management Inc. ("Aberdeen"), including as the Co-Head of Americas and Chief Operating Officer from 2014 to 2016, as Aberdeen's Chief Financial and Chief Operating Officer and as the Chief Compliance Officer for Aberdeen's North American Closed End Funds from 2005 until 2013, and as the Vice President of Finance & Administration from 2001 until 2004. He currently sits on the board of HazelTree Fund Services and is an advisor to Code Registry. Mr. Smith holds an Executive MBA from INSEAD in Fountainebleau and received an HND in Accounting from Glasgow College of Commerce, Scotland.

The Company entered into an agreement with Mr. Smith to memorialize his employment (the "Employment Agreement"). Pursuant to the terms of the Employment Agreement, Mr. Smith will commence employment as COO on or about June 30, 2025. In this role, Mr. Smith will receive an annual base salary of $325,000. Mr. Smith will also receive a grant of 100,000 stock options covering shares of the Company common stock with a strike price of $2.60 per share, vesting quarterly over the next five years, subject to Mr. Smith's continued service to the Company through each vesting date.

There are no family relationships between Mr. Smith and any director or executive officer of the Company pursuant to Item 401(d) of Regulation S-K and the Company has not entered into any transactions with Mr. Smith that are reportable pursuant to Item 404(a) of Regulation S-K. Except as described above, there are no arrangements or understandings between Mr. Smith and any other persons pursuant to which he will be appointed as an executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer

Dated: June 23, 2025